Mail Stop 3561

August 29, 2007

Via U.S. Mail

Paul L. Reynolds, Esq.
Executive Vice President, Secretary and General Counsel
Fifth Third Bancorp
38 Fountain Square Plaza
MD 10AT76
Cincinnati, Ohio 45263

> **Re:** **Fifth Third Holdings Funding, LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 15, 2007**
> **File No. 333-144316**

Dear Mr. Reynolds:

We have reviewed your responses to the comments in our letter dated July 24, 2007 and have the following additional comments. Please note that all page references below correspond to the bound version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Registration Statement on Form S-3

Summary of Terms
The Revolving Period, page S-10

1. While we note your response to prior comment 7, please provide a brief description of the requirements for the assets that may be added to the pool in your summary. Refer to Item 1103(a)(5)(vi) of Regulation AB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Angela M. Ulum, Esq.
        Mayer, Brown, Rowe & Maw LLP
        Fax: 312.706.9271